Delisting Determination, The Nasdaq Stock Market, LLC,
March 3, 2023, Peak Bio, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of Peak Bio, Inc. (the
Company), effective at the opening of the trading session on March 13, 2023.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule M-5101-2. The Company was notified of the Staff determination on November 1, 2022. On November 8, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815.
A Panel hearing was held on December 8, 2022. On December 20, 2022, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. After failing to meeting the Hearings Panel exception, on January 6, 2023, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on January 10, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on February 21, 2023.